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November 8, 1999



Tefron U.S. Holdings, Inc.
AWS Acquisition Corp.
c/o Tefron Ltd.
28 Chida Street
Bnei-Brak, 51371
Israel

Attention:  Arie Wolfson

Dear Mr. Wolfson:

I understand that AWS Acquisition Corp. ("Buyer") intends to make a tender offer for all of the shares of common stock of Alba-Waldensian, Inc. ("Alba") and Mr. Clyde Engle has agreed with you to tender to Buyer all of the shares of Alba common stock owned by GSC Enterprises, Inc. ("GSC"). Pursuant to an agreement between GSC and us, GSC has pledged substantially all of his shares to us (the "Pledged Shares"). There are approximately 115,000 Pledged Shares and certain of such shares are currently held in the name of one or more of our nominees.

We hereby agree with you that upon instruction from GSC we will cause the Pledged Shares to be tendered in the tender offer referred to above, we will not withdraw the Pledged Shares except as instructed by GSC and we will allow the Pledged Shares to be purchased and sold in the tender offer so long as all proceeds thereof are delivered directly to the undersigned.

Very truly yours,

LASALLE BANK NATIONAL ASSOCIATION


By:
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      Jeffrey J. Bowden, First Vice President